Venoco, Inc.
370 17th Street, Suite 3900
Denver, Colorado  80202-1370

April 24, 2012

VIA EDGAR AND FACSIMILE

H. Roger Schwall, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:                               Venoco, Inc. (the “Company”)

Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A (SEC File No. 1-33152) filed March 21, 2012

Amendment No. 3 to Schedule 13E-3 (SEC File No. 5-82565) filed March 21, 2012

Dear Mr. Schwall,

The Company is in receipt of the comment letter dated April 18, 2012 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in respect of the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) and Schedule 13E-3 of Venoco, Inc. (the “Company”).  In connection therewith, the Company has filed via EDGAR an amended Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) and an amended Schedule 13E-3 (the “Amended Schedule 13E-3”) that incorporates the changes made in response to the Comment Letter, as well as certain other updated information.

The Company submits this letter in response to the Comment Letter.  For ease of reference, the text of each of the Staff’s comments is reproduced in bold-face type below, followed by the Company’s responses.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

1.                                      We note your response to comment 4 in our letter to you dated April 4, 2012. You say in your response that the performance-based vesting criteria for some currently outstanding shares of restricted stock will be deemed to be satisfied following the transaction. Please revise your disclosure to specify the number of shares subject to this treatment that are held by each named executive officer.

Response:  The Company has revised or clarified the disclosure in response to the Staff’s comment.  Please see page 50 of the Amended Proxy Statement.

2.                                      We note that each of the filing persons’ fairness conclusions were based in part on estimates of the value of the company’s oil and gas reserves that were prepared several months ago. Disclose whether each filing person intends to obtain updated information about the value of the reserves. If not, disclose the reasons that each filing person continues to believe that the consideration for the transaction is fair to the unaffiliated shareholders.

Response:  The Company has revised or clarified the disclosure in response to the Staff’s comment.  Please see pages 30 and 41 of the Amended Proxy Statement.

3.                                      Item 1015(a) of Regulation M-A requires you to disclose any reports, opinions or appraisals that you have received from an outside party that are materially related to the transaction. The materials that you received from BofA Merrill Lynch, Strategic Energy Advisors and Citibank, including those you submitted to us pursuant to a FOIA confidential treatment request on March 21, 2012, appear to be reports within the meaning of Item 1015(a). Please furnish all of the disclosures and the summary required with respect to those materials pursuant to Item 1015(b), and file the BofA Merrill Lynch and Strategic Energy Advisors materials.

Response:  The Company has revised or clarified the disclosure in response to the Staff’s comment.  Please see pages 16, 17, 20 and 22 of the Amended Proxy Statement.  The referenced materials have also been filed as exhibits to the Amended Schedule 13E-3.

Registrant’s Closing Comments

We acknowledge a) that we are responsible for the adequacy and accuracy of the disclosure in the filing, b) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and c) that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have endeavored to provide you with everything requested.  Should you find that we have omitted information or should you have additional questions or comments, please contact the undersigned at (303) 600-2846.

Sincerely,

/s/ Timothy A. Ficker
Timothy A. Ficker,
Chief Financial Officer